UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*

                           Maxxim Medical, Inc.
 ---------------------------------------------------------------------------
                             (Name of Issuer)

                  Common Stock, par value $.001 per share
 ---------------------------------------------------------------------------
                      (Title of Class of Securities)

                                42550P 10 0
 ---------------------------------------------------------------------------
                              (CUSIP Number)


Donald R. DePriest, 206 8th Street North, Columbus, Mississippi 39701
 ---------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              April 10, 1997
 ---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



                                                                Page 1 of 4
Check the following box if a fee is being paid with the statement [   ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                No Exhibits

                               SCHEDULE 13D

CUSIP No. 42550P 10 0                                     Page 2 of 4 Pages
           ------------

1    NAMES OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Donald R. DePriest

----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) / /

----------------------------------------------------------------------------
3    SEC USE ONLY


----------------------------------------------------------------------------
4    SOURCE OF FUNDS*


----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


----------------------------------------------------------------------------
                    7   SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                26,664
   OWNED BY           -------------------------------------------------------
     EACH            8   SHARED VOTING POWER
   REPORTING
    PERSON
     WITH             -------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER

                              26,664
                     -------------------------------------------------------

                    10   SHARED DISPOSITIVE POWER


----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            26,664


 ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                           / /


----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  0.328%

----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                    IN
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                            Page 2 of 4 Pages


                                Amendment Number 2
                                        to
                                   Schedule 13D

     Item 5,   Interest in Securities of the Issuer
               ------------------------------------

          (a)  - (b)   DePriest currently owns 17,664 shares of Common Stock,
     representing approximately 0.217% of the 8,128,827 shares of Common Stock outstanding at November 3, 1996. DePriest also has the right to acquire an additional 9,000 shares of Common Stock pursuant to currently exercisable options, resulting in beneficial ownership of 26,664 shares of Common Stock (0.328% of the Common Stock outstanding as of October 25, 1994).

          DePriest disclaims beneficial ownership of shares of Common Stock which are or may be deemed to be beneficially owned by or on behalf of any person which is or may be deemed to be a member of a group with DePriest.

          (c) On January 15, 1997, DePriest sold 35,000 shares of the Issuer's Common Stock on the open market for $13.2518 per share.

               On March 26, 1997, DePriest sold 15,000 shares of the Issuer's Common Stock on the open market for $14.9575 per share.

               On March 27, 1997, DePriest sold 15,000 shares of the Issuer's Common Stock on the open market for $14.6917 per share.

               On April 1, 1997, DePriest sold 9,300 shares of the Issuer's Common Stock on the open market for $14.50 per share.

               On April 2, 1997, DePriest sold 1,000 shares of the Issuer's Common Stock on the open market for $14.50 per share.

               On April 7, 1997, DePriest sold 300 shares of the
     Issuer's  Common Stock on the open market for $14.50 per share.

               On April 10, 1997, DePriest sold 359,400 shares of the Issuer's Common Stock on the open market for $13.00 per share.

          (d) DePriest has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock beneficially owned by him.

          (e) DePriest ceased to be the beneficial owner of more than five percent of the Common Stock on March 26, 1997.


                    THE NEXT PAGE IS THE SIGNATURE PAGE

                                                            Page 3 of 4 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        April 14, 1997                       /s/DONALD R. DEPRIEST
     --------------------                    ------------------------
           Date                                Donald R. DePriest








                                                                Page 4 of 4